Exhibit (a)(5)
For Immediate Release
JERRY MOYES COMPLETES ACQUISITION OF SWIFT TRANSPORTATION
PHOENIX, AZ, May 10, 2007 — Jerry Moyes today announced that Saint Corporation, a corporation formed by Mr. Moyes and certain related parties, has successfully completed the acquisition of Swift Transportation Co., Inc. (NASDAQ: SWFT). Mr. Moyes is the founder, and former Chairman of the Board and CEO, of Swift. As previously announced on January 19, 2007, Saint entered into a definitive agreement with Swift to acquire all of the outstanding shares of Swift common stock for $31.55 per share in cash, including the assumption of approximately $332 million of net debt, valuing the all-cash transaction at approximately $2.6 billion, or approximately $3.6 billion counting the Moyes family’s rollover of their Swift investment and their contribution of Interstate Equipment Leasing.
“I am extremely pleased to have successfully completed the acquisition of Swift,” said Jerry Moyes. “I am confident that as a private company, Swift will be better positioned to operate in today’s highly competitive trucking industry. Our customers will continue to receive the high-levels of service that they have come to expect from Swift, as our commitment to serving their needs remains steadfast. I am confident that together with the 25,000 hard working and dedicated Swift employees and independent contractor drivers, we will build upon Swift’s unique legacy and further position this great company for continued growth and success. I want to thank Swift’s customers, stockholders and employees for their support throughout this process.”
In connection with the completion of the transaction, Swift stock will cease to trade on the NASDAQ and will be delisted.
About Swift Transportation
Swift Transportation Co., Inc., a truckload carrier headquartered in Phoenix, Arizona, operates the largest fleet of truckload carrier equipment in the United States with regional operations throughout the continental United States.
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Contact:
Robert Goates
Interim Chief Financial Officer
Saint Corporation / Swift Transportation
(602) 269-9700